UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot
Rehovot 7638517, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On November 27, 2024, Evogene Ltd., or Evogene, announced that its subsidiary, Lavie Bio Ltd., or Lavie Bio, received a notice of termination from Corteva Agriscience LLC, or Corteva, of the licensing agreement dated July 14, 2023, or the Agreement, for bio fungicide lead candidates. This Agreement is one of several collaboration programs between Corteva and Lavie Bio.

According to the notice, Corteva decided to terminate the Agreement without cause, as part of its internal review and strategic prioritization process, and to discontinue all activities related to the licensed technology. The termination will be effective ninety (90) days from the date the notice was received. All other collaboration programs between Corteva and Lavie Bio continue as planned.

Pursuant to the terms of the Agreement, Lavie Bio received an initial payment from Corteva upon signing the Agreement, which will not be repaid to Corteva because of the termination.

Lavie Bio will regain all rights to the licensed technology and the lead bio-fungicide candidates. Lavie Bio intends to continue the development of its bio-fungicide pipeline, leveraging its proprietary computational predictive biology platform and its expertise in microbiome-based solutions for sustainable agriculture.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (Securities and Exchange Commission (“SEC”) File No. 333-277565), and Form S-8 (SEC File Nos. 333-193788, 333-201443, 333-203856 and 333-259215) of Evogene, and will be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2024	EVOGENE LTD. (Registrant) By: /s/ Yaron Eldad Yaron Eldad Chief Financial Officer